VIA EDGAR & FASCIMILE (703) 813 6967
Ms Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C.20549
United States
RE:	Rediff.Com India Limited Form 20-F for the fiscal year ended March 31, 2009 Filed September 21, 2009 File No. 000-30735
Dear Ms. Cvrkel,
This is in response to the Staff’s comment letter dated February 17, 2010, relating to the annual report on Form 20-F of Rediff.Com India Limited (referred to as “the Company” or “Rediff”) for the fiscal year ended March 31, 2009 (referred to as the “2009 Form 20-F”).
We will submit a copy of this letter as “correspondence” via Edgar. For the Staff’s comments which require revised disclosure, we propose to include the revised disclosure in our annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”). The revised disclosure in the 2010 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2010 Form 20-F.
For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2009 Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 47
Comment 1:
Please revise to discuss and analyze results of operations by the operating segments disclosed in note 14 to the financial statements. For example, please discuss and analyze both revenues and cost of revenues separately for each segment. In light of your disclosure in Note 14 that the chief operating decision maker evaluates segment performance by profits of the segment before operating expenses, we believe that both components of this amount should be discussed in your MD&A disclosure. Also please tell us and revise your MD&A section in future filings to explain the nature of the decrease in segment profit between 2008 and 2009.
In response to the Staff’s comment, the Company will revise the MD&A in future filings beginning with the form 20-F for the fiscal year ending March 31, 2010 to discuss and analyze both revenues and cost of revenues separately for each segment as follows:
Segment results of the operating segments were as follows:

	2007			2008			2009
	India	US		India	US		India	US
	Online	Publishing		Online	Publishing		Online	Publishing
	Business	Business	Total	Business	Business	Total	Business	Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	16,176,418	7,113,880	23,290,298	17,397,492	8,012,081	25,409,573	14,053,368	5,277,561	19,330,929
Fee based services	4,582,808	802,419	5,385,227	6,251,871	587,759	6,839,630	5,654,013	445,010	6,099,023

	20,759,227	7,916,298	28,675,525	23,649,363	8,599,840	32,249,203	19,707,381	5,722,571	25,429,952
Inter segment revenues:
Advertising	246	—	246	—	—	—	—	—	—

Total revenues	20,759,473	7,916,298	28,675,771	23,649,363	8,599,840	32,249,203	19,707,381	5,722,571	25,429,952
Cost of revenues	2,357,178	3,059,138	5,416,316	2,961,442	3,038,119	5,999,561	3,441,736	2,864,552	6,306,288

Segment Results	18,402,295	4,857,160	23,259,455	20,687,921	5,561,721	26,249,642	16,265,645	2,858,019	19,123,664

Fiscal Year Ended March 31, 2009 compared to Fiscal Year Ended March 31, 2008
Revenues
Total revenues for the fiscal year ended March 31, 2009 decreased by 21% to US$25.4 million from US$32.2 million for the fiscal year ended March 31, 2008.
India Online business
We recognized US$19.7 million in revenues from our India Online business for the fiscal year ended March 31, 2009, as compared to US$23.7 million for the fiscal year ended March 31, 2008, representing a decrease of US$4.0 million, or 17%, over the previous fiscal year. Until fiscal 2008 our India Online revenues grew year upon year over a number of years due to an increase in Internet usage in India and a shift in advertising budgets from traditional media to online media. However a slowdown in the Indian economy in fiscal 2009 and in recent months, exacerbated by the current global financial crisis has been reflected in a decline in online advertising spending, particularly from other online companies in the travel, jobs, consumer finance, matrimonial, credit card, and real estate sectors. Some companies in these sectors continue to face liquidity challenges. Revenues decreased by US$3.1 million (13%) a result of change in exchange rate between Indian rupee and US Dollars and remaining is on account of economic slowdown.
US Publishing business
We recognized US$5.7 million in revenues for the US Publishing business for the fiscal year ended March 31, 2009, as compared to US$8.6 million for the fiscal year ended March 31, 2008, representing a decrease of US$2.9 million, or 33%, over the previous fiscal year. The decrease in revenues was primarily due to a decrease of US$1.7 million or 52%, over the previous fiscal year in advertising revenues from our Rediff India Abroad website and decrease of US$1.2 million or 22%, over previous fiscal year in print revenues from our weekly newspapers “India Abroad” and “India in New York” as a result of a slowdown in the US economy on account of the current global financial crisis.
Cost of revenues
In the fiscal year ended March 31, 2009, cost of revenues was US$6.3 million, or 25% of total revenues, compared to US$6.0 million, or 19% of total revenues in the previous fiscal year.
India online business
Cost of revenues for the India online business includes cost of content for the Rediff websites and cost of editorial function (including payroll costs and travel costs of staff in Editorial department) and direct cost of providing fee based services such as courier charges, content cost for the mobile value added services and cost of obtaining domain registrations.
In the fiscal year ended March 31, 2009, cost of revenues for the India online business was US$3.4 million (17 % of revenue) as compared to US$3.0 million (13% of revenue) for the fiscal year ended March 31, 2008 an increase of US$0.4 million, or 16% over the previous fiscal year. This increase was primarily contributed by the extra content charges for the iShare paid to the content provider.

US Publishing business
Cost of revenues for the US Publishing business includes printing and circulation costs (including the payroll cost) for the India Abroad and India in New York newspapers.
In the fiscal year ended March 31, 2009, cost of revenues for the US Publishing business was US$2.9 million (50% of revenue) as compared to US$3.0 million (35% of revenue) for the fiscal year ended March 31, 2008 a decrease of US$0.1 million. As majority of our costs for the US Publishing business are on account of salary, printing and rent which are fixed in nature in the short term, decline in revenues has not resulted in an immediate reduction in the costs and therefore cost of revenues as percentage of revenues has increased from 35% to 50% of revenue.
Segment results
Analysis of the results presented below is based on the segment results as assessed by the Company’s chief operating decision maker and has been determined as revenues less cost of revenues before operating expenses.
India Online business
As a result of the decrease in revenues and increase in cost of revenues described in the preceding paragraphs, segment profit of the India Online business decreased by 21% to US$16.2 million for the fiscal year ended March 31, 2009 as compared to US$20.7 million for the fiscal year ended March 31, 2008.
US Publishing business
Segment profit of the US publishing business decreased by 48% to US$2.9 million for the fiscal year ended March 31, 2009 as compared to US$5.6 million for the fiscal year ended March 31, 2008 mainly on account of reduction in revenues.
Fiscal Year Ended March 31, 2008 compared to Fiscal Year Ended March 31, 2007
Revenues
Total revenues for the fiscal year ended March 31, 2008 increased by 12% to US$32.2 million from US$28.7 million for the fiscal year ended March 31, 2007. This increase was principally attributable to an increase in revenues from our India Online business and, to a lesser extent, an increase in revenues from our US Publishing business.
India Online business
We recognized US$23.7 million in revenues from our India Online business for the fiscal year ended March 31, 2008, as compared to US$20.8 million for the fiscal year ended March 31, 2007, representing an increase of US$2.9 million, or 14%, over the previous fiscal year. The increase in revenues were mainly due to increases in:
•	advertising revenues by US$1.7 million, primarily as a result of an increase in Internet advertising on our website by existing and new advertisers; and

•
fee-based services by US$1.2 million due to an increase in revenues from our subscription services, mobile value-added services and our online shopping marketplace. This resulted from greater usage of these services.

US Publishing business
We recognized US$8.6 million in revenues for the US Publishing business for the fiscal year ended March 31, 2008, as compared to US$7.9 million for the fiscal year ended March 31, 2007, representing an increase of US$0.7 million, or 9%, over the previous fiscal year. The increase in revenues was primarily due to increase in advertising revenues from our Rediff India Abroad website.
Cost of revenues
In the fiscal year ended March 31, 2008, cost of revenues was US$6.0 million, or 19% of total revenues, compared to US$5.4 million, or 19% of total revenues during the previous fiscal year.
India online business
Cost of revenues for the India online business includes cost of content for the Rediff websites and the cost of editorial function (including payroll costs and travel costs of staff in Editorial department) and direct cost of providing fee based services such as courier charges, content cost for the mobile value added services and cost of obtaining domain registrations.
In the fiscal year ended March 31, 2008, cost of revenues for the India online business was US$3.0 million (13% of revenue) as compared to US$2.4 million (11% of revenue) for the fiscal year ended March 31, 2007 an increase of US$0.6 million, or 26% over the previous fiscal year. This increase was contributed by the direct cost of providing fee based services of US$0.4 million and by an increase in editorial payroll costs of US$0.2 million.
US Publishing business
Cost of revenues for the US Publishing business includes printing and circulation costs for the India Abroad and India in New York newspapers
In the fiscal year ended March 31, 2008, cost of revenues for the US Publishing business was US$3.04 million (35% of revenue) as compared to US$3.06 million (39% of revenue) for the fiscal year ended March 31, 2007 a decrease of US$0.02 million, or 3.2% over the previous fiscal year.
As most of our costs for the US Publishing business are fixed in nature in the short term, increase in revenue has not resulted in an immediate increase in the costs and therefore the cost of revenues as a percentage of revenues has declined from 39% to 35% of revenue.
Segment results
India Online business
As a result of the increase in revenues, segment profit of the India Online business increased by 12% to US$20.7 million for the fiscal year ended March 31, 2009 as compared to US$18.4 million the fiscal year ended March 31, 2008.
US Publishing business
Segment profit of the US publishing business increased by 14% to US$5.6 million for the fiscal year ended March 31, 2009 as compared to US$4.8 million for the fiscal year ended March 31, 2008 mainly on account of an increase in revenues.

Audited Financial Statements
Consolidated Statements of Operations, page F-5
Comment 2:
We note your presentation of foreign exchange (gain) loss, net as a component of operating income (loss). In light of the fact that prior to fiscal 2009 you presented this amount below operating income (loss), please tell us why you believe it is appropriate to reclassify this amount as operating income (loss) during fiscal 2009.
The foreign exchange gain (loss), net in fiscal years ended March 31, 2007, 2008 and 2009 were mainly on account of change in exchange rates between Indian Rupee, the functional currency of Rediff.com India Limited (referred to as Rediff), and the foreign currency denominated accounts receivables and payables (referred to as other monetary assets and liabilities), and bank balances.
In the fiscal year ended March 31, 2009, the monthly average change in exchange rate between Indian Rupee and US dollars was 2.3% as compared to the 0.2% and 0.4% in fiscal years ended March 31, 2007 and 2008. The Company anticipates that the exchange rate will remain volatile in the future which may result in increased foreign exchange differences being recorded by the Company and affecting the results. As a result of the significant volatility in the exchange rate between Indian Rupee and US dollars in the fiscal year ended March 31, 2009 and on the basis of the Company’s anticipation of continuing volatility, the Company changed its basis of classification to include effect of the exchange movement in determination of the Company’s operating results as all of the foreign currency monetary assets and liabilities relate to the Company’s operations. The Company applied the change consistently to all periods presented to conform to the classification adopted in the fiscal year ended March 31, 2009, and accordingly foreign exchange (gain) loss, net were reclassified and included as part of the Company’s operating expenses for the fiscal years ended March 31, 2007 and 2008. The reclassification did not affect the net income in the fiscal years ended March 31, 2007 and 2008.
While SFAS No. 52 requires exchange gain (loss) to be included in determination of net income, it does not provide any guidance on classification in income statement. Accordingly, the Company had consistently classified exchange gain/(loss) until fiscal 2008 under other income (expense).
The Company believes that the affect of the change in operating gain/loss was qualitatively not material, and it was unlikely that the judgment of a reasonable person would change or be influenced as a result of the reclassification for reasons mentioned below:
•	The reclassification of foreign exchange (gain)/loss in fiscal year ended March 31, 2007 and 2008 amount to (0.5%) and 1.9% of revenue respectively.

•	The reclassification did not change net income, segment revenue, segment results, cash flows and earnings per share.

•	The reclassification did not change the operating income of fiscal 2007 into operating loss and the operating loss of fiscal 2008 into operating income.

•	The categorization of the foreign exchange gain (loss) did not mask or change a financial trend or impact a measure

Comment 3:
We note that your statements of operations include equity in net earnings of equity method investees for fiscal 2009 only. In light of the fact that your balance sheet presents an investment in equity method investees at March 31, 2009 and 2008, please explain to us why you have not recorded your share of earnings/loss for the equity method investees during fiscal 2008 on the statement of operations. Also, to the extent that these investments are significant to your balance sheet or statement of operations in future filings, please revise your notes to the financial statements to include the disclosure set forth in paragraph 20 of APB 18 (FASB ASC 323-10-50-2 and 50-3).
In the fiscal year ended March 31, 2009, the Company increased its equity ownership in Tachyon Technology Private limited (referred to as Tachyon) from 18.9% as of fiscal year ended March 31, 2008 to 26% through purchase of additional equity shares for a cash consideration of US$351,494. As a result, Tachyon became an equity method investee. Accordingly, in accordance with paragraph 19 (m), ABP 18 (FASB ASC 323-10-35-33), The Equity Method of Accounting for Investments in Common Stock, the investment in Tachyon has been retroactively presented as if Tachyon had been an equity method investee in the fiscal years ended March 31, 2007 and 2008. As the equity in the net loss of Tachyon for the years ended March 31, 2007 and 2008 was less than 1% of the net income, the statement of operations and the retained earnings have not been retroactively adjusted.
The Company respectfully advises the Staff that the disclosures in accordance with paragraph 20 (d), ABP 18 (FASB ASC 323-10-50-2 and 50-3), have not been presented as the investments in equity method investees represented approximately 1% and 3% of the Company’s net assets as of March 31, 2008 and 2009 respectively, and its total equity in the losses equity method investees was approximately 1% of net loss in the fiscal years ended March 31, 2008 and 2009. The Company will present these disclosures if the equity method investees become material in relation to the Company’s financial position and net income.

Notes to the Financial Statements
Note 2, Significant Accounting Policies
(f) Costs and expenses, page F-11
Comment 4:
We note that during 2007 and 2008 you reversed certain old accruals and payables which had earlier been charged to cost of revenues, sales and marketing; product development and general and administrative expenses, and which were no longer payable. Please tell us the nature of each of the reversals, which total $573,333 and $849,658 in fiscal 2007 and 2008, respectively, and explain to us why you believe it was appropriate to derecognize these liabilities in each of these periods. Please include in your response the time period the accrual was initially recorded.
Payables and accruals of US$573,333 and US$447,513 as of March 31, 2007 and 2008 respectively, relating to expenses such as advertising, professional services and editorial were initially recorded in fiscals 2004 and prior, and 2005, respectively. In India the Statute of Limitation is three years, and therefore under Indian law claims for goods and services delivered or legal proceeding to enforce any such claim is required to be made within three years of delivering such goods and services, or from the date of the original claim. Accordingly, payables and accruals outstanding and unclaimed for three years as of March 31, 2007 and 2008 have been derecognized in accordance with paragraph 16, SFAS 140, Transfers and Servicing of Financial Assets (FASB ASC 405-20-40-1(b)) as legally suppliers’ right for enforcing claims against these liabilities had expired. Payables and accruals remained unclaimed for more than three years mainly because (i) the Company had not received invoices from suppliers for more than three years; or (ii) amounts claimed by suppliers were disputed by the Company and these suppliers did not respond within three years after the Company had communicated its dispute to the supplier , or (iii) the Company retained part of the balance outstanding on account of the dispute and the supplier did not enforce any claim for the remaining balance for more than three years from the date of receiving partial payment from the Company.
In the fiscal year ended March 31, 2008, the Company derecognized an accrual of US$123,448 relating to website content cost. In accordance with the purchase agreement with the content supplier accrual for mobile ringtones and wallpapers downloaded from the Rediff website was recorded in fiscals 2005 and 2006 based on the number of downloads registered on the Company’s server. In fiscal 2008, the Company made a final settlement of the liability for an amount less than that accrued as the supplier had claimed a lower amount based on the lower number of downloads registered on the supplier’s server.
In fiscal year ended March 31, 2008, the Company successfully renegotiated and settled certain payables for an amount lower than the original claim and accordingly derecognized the remaining balance of US$133,936 as the Company was released by these creditors upon settlement.
In the fiscal years ended March 31, 2006 and 2007, employee performance bonuses had been accrued. These bonuses were accrued based on certain performance targets such as revenues, but were payable only upon collections being made. In fiscal year ended March 2008, US$144,761 of the accrued bonus was derecognized as the concerned employees did not meet the collection criteria.

Comment 5:
We note your disclosure that product development costs include among other costs internet communication costs, data storage costs and software usage fees. Please explain to us the nature of these costs and tell us why you believe it is appropriate to exclude these costs from cost of revenues. In light of the description of these costs they appear to be directly related to the operation of your Rediff websites, and we would expect the costs to be components of “cost of revenues” on the statements of operations, Please advise. Also, please tell us the nature of any salaries and compensation expense that is included in cost of revenues. If no amounts related to salaries and compensation are included in cost of revenues, please explain why and the basis for your accounting treatment.
The Company respectfully advises the Staff that internet communication, data storage and software usage fees have not been classified as cost of revenues, as these costs are not directly attributable to the Company’s revenues and have been incurred to operate and maintain the Rediff website. The nature and amount of these costs are described in the following paragraph. The Company earned its revenues from advertising displayed on the website and from providing fee based services such as sale of products online and other value added services. The Company’s advertising and product revenues are dependent on the Company’s ability to attract visitors to its websites. Web site visits by internet users is dependent on the website content, for example news and the other information the website contains and the features and functionalities the website offers for example blogs and social media platform. Costs directly attributable to these revenue generating activities such as website content and editorial costs, and costs incurred in providing fee based services such as content costs incurred for mobile tunes and ringtones, and domain costs have been classified as cost of revenues. The Company does not present any operating income measure excluding the website operating and maintenance expense.
Internet communication costs of US$1,686,600, US$2,791,919 and US$3,370,789 incurred in fiscal years ended March 31, 2007, 2008 and 2009, respectively, mainly related to bandwidth capacity obtained from internet service providers under annual service contracts in order to connect the Company’s servers hosting the Rediff website to the internet. Bandwidth capacity service contracts were substantially fixed price contracts. Software usage fees of US$433,954, US$664,373 and US$535,130 for fiscal years ended March 31, 2007, 2008 and 2009, respectively related to annual license fee expense incurred for use of certain products and services that provide additional functions and features to the website such as email anti-spam solution to protect the website. Data storage expenses incurred in all the years presented were immaterial. As these expenses were related to support the website infrastructure and not directly attributable to the website content or to the various fee based services, the Company classified and presented these as product development expense as part of operating expenses.
In response to the Staff’s comment, the Company will revise its future filings to report these expenses as a separate line (as part of operating expenses) in the statement of operations captioned as “Website connection, enhancement and maintenance costs”.

Additionally, the Company will include a footnote under significant accounting policies to describe the nature of costs included under the caption “Website connection, enhancement and maintenance costs”.
Compensation expenses of US$1,988,992, US$1,991,358 and US$1,809,995 have been classified as cost of revenues for the fiscal years ended March 31, 2007, 2008 and 2009 respectively. These compensation expenses mainly relate to personnel engaged in website content including that for editorial, printing and circulation.

Comment 6:
Furthermore, please tell us whether cost of revenues excludes depreciation and amortization expense. If so, please revise your description for cost of revenues to explicitly state that they are exclusive of such amounts. Refer to the guidance in SAB Topic 11B.
Cost of revenues excludes depreciation and amortization which has been separately presented in the statement of operations under operating expenses. The Company respectfully informs the Staff that it does not report any measure of income before depreciation and amortization.
In response to the Staff’s comment, the Company will revise future filings to present cost of revenues as follows:
Cost of revenues (exclusive of depreciation and amortization shown separately below)

Comment 7:
We note your disclosure that internal and external costs incurred to develop internal use software during the application development stage is capitalized. Please tell us, and revise future filings to disclose if you follow the guidance in SOP 98-1 (FASB ASC 350-40-25) in accounting for internal use software costs at all other stages of software development.
The Company respectfully advises the Staff that internal and external costs incurred to develop internal use software is capitalized based on the Company’s consideration of the guidance in SOP 98-1 (FASB ASC 350-40-25), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The internal use software relate to enhancement of website features, additional website functionality and for administrative purposes including website management.
In accordance with the guidance in paragraphs .19 and .23, SOP 98-1, (FASB ASC 350-40-20 & 25-6) expenses incurred during preliminary project, and post implementation and operation stages have been expensed as incurred.
In response to the Staff’s comment, the Company will revise future filings as follows:
Internal and external costs incurred to develop internal use software during application development stage is capitalized when the Company’s managing director has authorized and committed to funding the development, and it is probable that the software development will be complete and the software will perform the function intended. Upgrades and enhancements are capitalized only when these relate to additional features or result in additional functionality which the existing software is incapable of performing. All costs incurred during the preliminary project and post implementation and operation stages are expensed as incurred.

(g) Cash and Cash Equivalents, page F-12
Comment 8:
We note your disclosure that cash and cash equivalents consist of cash on hand, balance in current accounts, deposits with banks which are unrestricted as to withdrawal and use. Please confirm, and clarify your disclosure in future filings, to indicate that any cash equivalents have an original maturity of three months or less.
As of March 31, 2008 and 2009, cash and cash equivalents included time deposits of US$53,312,182 and US$41,521,925 respectively. The deposits are similar to demand deposits as these can be effectively withdrawn before their maturity at any time without prior notice and without incurring any penalty on the principal. Upon withdrawal, interest would be earned for the term during which the deposit was maintained at the applicable rate on the initial date of deposit and the entire amount of principal would be refunded.
The Company respectfully advises the Staff that these time deposits have been classified as cash and cash equivalents based on its consideration of the guidance in footnote 1, SFAS 95, Statement of Cash Flows (FASB ASC 305-10-20), which states that cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.
In response to the Staff’s comment, we will revise future filings as follows:
The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks.
Cash and cash equivalents consists of cash on hand, balance in current accounts, deposits with banks which are unrestricted as to withdrawal and use.

Note 5, Property, Plant and Equipment, page F-17
Comment 9:
We note your disclosure that in fiscal 2009 you abandoned certain development projects with long payback periods and included as capital work-in-progress following the economic slowdown. Please tell us the nature of these development projects and provide us with the accounting literature you relied upon in capitalizing these amounts prior to the -impairment charge. Also, please tell us if the nature of any other development type projects that are capitalized on the balance sheet as of March 31, 2009 and 2008, and -explain to us why you believe their capitalization is appropriate.
The Company respectfully advises the Staff that development projects capitalized prior to the impairment charge in the fiscal year ended March 31, 2009 mainly relate to internal use software in order to provide new and enhanced features on the Rediff website. In fiscal 2009, as disclosed in footnote 5 to the annual financial statements included in Form 20-F for the year ended March 31, 2009, projects under development in progress of US$1,794,107 were abandoned and impaired by the Company following the economic slowdown. These impaired projects under development mainly consisted of online gaming platform (commenced fiscal year ended March 31, 2006), social networking site (commenced fiscal year ended March 31, 2008), and classified advertising module to enable the Company to sell its website advertising space directly to small businesses (commenced fiscal year ended March 31, 2008). Costs capitalized with respect to the projects (described in the preceding sentence) during the development application stage totaled US$1,582,042 representing 88% of the total projects under development of US$1,794,107 were abandoned and impaired in the fiscal year ended March 31, 2009.
As these development projects involved providing new or enhanced website features, the Company, in effect accounted for these as new software based on the guidance in FASB ASC 350-50-25-15 ( EITF 00-2), Accounting for Website Development Costs, and applied the guidance in SOP 98-1 to capitalize these development projects. In consideration of the guidance in FASB ASC 350-40-05-5 software for new or enhanced website features have been accounted as internal use software as these software would have been used by the Company to provide additional functionalities and the customer does need to acquire the software or the right to use in order to use these functionalities. Additionally, in her speech in December 1999 at the Twenty-Seventh National Annual Conference on Current SEC Developments, Jane B.Adams, the Deputy Chief Accountant stated that the Chief Accountant’s letter to the EITF, identifying areas of divergence in practices in the Internet industry, noted the Staff’s view that a large portion of website development costs should be accounted for in accordance with SOP 98-1, as software developed for internal use. All of the Company’s development type projects are web site development projects in which the customer will not be required to acquire the software or the right to use it in order to use the intended features and functionalities. As it was probable that these development projects would result in new and enhanced features and functionalities, which the existing website was incapable of providing or performing, the Company applied the guidance in FASB ASC 350-40-25-12 and capitalized costs incurred during the application development stage of these projects, as the Company’s managing director (the chief operating decision maker) had committed and approved funding for these projects, and it was probable that the projects would have been completed and the software developed would have functioned as intended.

Costs capitalized for these projects included external direct costs such as fees paid to third parties for services provided to develop software during the application development stage, costs incurred to obtain software from third parties, and internal costs such as payroll and payroll-related costs for employees who were directly associated with and who devoted time during the application development stage.
In the fiscal year ended March 31, 2009, as described in footnote 5 to the annual financial statements, the Company also impaired computer equipment and software totaling US$734,154 in addition to the impairment of US$1,794,107 relating to the development type projects described in the preceding paragraphs. Costs incurred on these projects aggregating US$593,375 were capitalized as capital work in progress as of March 31, 2008. These projects were substantially completed and impaired in the fiscal year ended March 31, 2009. The impairment charge of US$1,794,107 for development type projects and US$734,154 for computer equipment and software include US$132,948 and US$460,427 respectively for these projects. These projects related to additional features and functionalities on the Rediff website. Significant projects amounting to US$593,375 were as follows:
(i)
US$202,059 relating to software development to enable users of Rediff website to undertake secured internet banking commenced in fiscal year ended March 31, 2008. The software would have been made available free on the Rediff website and was intended to be embedded on the user’s internet explorer. The Company believed that this functionality would attract more visitors to the Rediff website which in turn may attract more businesses to advertise on this website which would result in increased revenues. Development cost during the application stage was capitalized as it was probable that the software would perform the intended function. The development was substantially completed in the fiscal year ended March 31, 2009. However, the software cost capitalized was impaired in the same year as the Company was unable to obtain sufficient number of banks to offer internet banking services to customers using the software, as consequent to the economic slowdown banks were unwilling to incur expenses required on server configuration and distribution systems.

(ii)
US$200,720 relating to an internal use software developed by a third party to enable the Company to gather and monitor the pattern of usage by users of Rediff website commenced in fiscal year ended March 31, 2007. The development was completed and was available for use in the fiscal year ended March 31, 2009 but was impaired when the Company decided to move to higher version of software that provided additional functionalities such as real-time information.

(iii)
US$190,596 relating to a new functionality on the Rediff website enabling users to bookmark news and other information content commenced in fiscal year ended March 31, 2007. Costs during the development application stage were capitalized as it was probable that the software would perform the intended function. The development was substantially completed in fiscal year ended March 31, 2009. The software was impaired in the same year as a similar feature was an integral part of the social media platform; another development type software which commenced in fiscal year ended March 31, 2009.

Other development type projects on internal use software capitalized, as capital work in progress, relate to enhancement of the Rediff website by providing additional features and functionalities or for the Company’s use in administrating its business such as billing software. Costs incurred at the application development stage have been capitalized and costs relating to preliminary project and post implementation stage have been expensed in accordance with the guidance in FASB ASC 350-40-05-5 .Nature and basis of capitalization of development projects totaling US$700,333 and US$1,153,720 as of March 31, 2008 and 2009 respectively have been described in the following paragraphs. These represent approximately 72% of development costs capitalized as capital-work-in progress as of March 31, 2008 (excluding the projects impaired) and 92% of the capital work-in-progress balance as of March 31, 2009.
Significant development type projects as of March 31, 2008 and 2009 relating to additional features on the Rediff website were to build new platforms and develop the related software (i) to enable users to directly upload their advertisements on the website, and (ii) for a new social media platform to enable users to share entertainment and other content from the internet. These projects have been substantially completed and have been made available for use in fiscal 2010. The website was not capable of performing the tasks offered by these additional features prior to these development projects. As these features offered additional functionalities, the Company, based on the guidance in paragraph .24, SOP 98-1 (FASB ASC 350-40-25-7), capitalized development costs totaling US$343,733 and US$548,365 as of March 31, 2008 and 2009, respectively. Development costs incurred during the application stage have been capitalized including payroll and payroll related costs of employees directly involved in these projects and cost of software acquired from third parties.
As of fiscal year ended March 31, 2008 and March 31, 2009, the Company also capitalized US$76,979 and US$260,165 respectively as capital- work- in progress relating to enhancement of Rediff website’s search function. The enhancement was intended to increase the access of the search engine in order to present the user with wider range of information. Prior to this development project, there were limitations on the type of information that the search engine could access on the website including unstructured information. Costs incurred during the application stage have been capitalized. The development project was substantially completed and has been made available for use in fiscal 2010.
Additionally, as of March 31, 2008 and 2009, development costs capitalized as capital work-in-progress included US$279,621 and US$345,190, respectively, related to automated revenue tracker software developed for the Company by a third party. The revenue tracker was completed in fiscal 2010 and is used for the purposes of invoicing and revenue management.

Note 11, Related Party Transactions
- Product Development Expenses, page F-19
Comment 10:
We note your disclosures that during the fiscal years ended March 31, 2007, 2008 and 2009, you incurred product development expenses (including amounts capitalized) on services rendered by two equity method investees. Please tell us the nature of any of these “product development” amounts that were capitalized and explain to us why you believe that capitalization is appropriate.
Product development services rendered by the Company’s equity method investees and capitalized amounted to US$79,882, US$95,623 and US$101,707 as of March 31, 2007, 2008 and 2009, respectively. The amounts capitalized represented approximately 1% of the Company’s total property, plant and equipment (net) of as of March 31, 2007, 2008 and 2009 and of net income (loss) for the fiscal years then ended.
The product development services mainly related to the development of internal use software which enables communication in different Indian languages through electronic mail and other communication tools such as blogs and messenger services available on the Rediff website. The ability to communicate in Indian languages was an additional functionality and accordingly the Company capitalized the expenses incurred by the equity method investees during the application stage of the software development based on the guidance in paragraph .24, SOP 98-1 (FASB ASC 350-40-05-9).

Note 17, Earnings (loss) per share and ADS, page F-28
Comment 11:
Please revise future filings to disclose for each year in which an income statement is presented, the nature and amount of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti dilutive for the period(s) presented. See paragraph 40c of SFAS No. 128 (FASB ASC 260-10-50-1).
In response to the Staff’s comment, we will revise our future filings as follows:
In the year ended March 31, 2009, 78,811 potentially dilutive shares relating to outstanding employee stock options have been excluded from diluted earnings per share as the effect was anti-dilutive.

Note 19, Commitments and Contingencies
- Litigation and Other Legal Matters, page F-30
Comment 12:
We note your disclosure of several litigation disputes, however it is not clear if you have recorded an accrual related to these legal matters. If no accrual is recorded, or if an exposure to loss exists in excess of the amount accrued, you should include disclosure of an estimate of the amount or range of loss, or possible loss, or a statement that such an estimate cannot be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. Please revise future filings accordingly.
We respectfully advise the Staff that, as described in footnote 19 to the financial statements, we believe that it is probable that the Company would be successful upon resolution of the litigation disputes and therefore, in accordance with paragraph 8(b), SFAS 5, Accounting for Contingencies, we have not recorded any loss accrual relating to these disputes.
As described in footnote 19, the maximum total loss would be US$124,000 if there were unfavorable verdicts against the Company.
In response to the Staff’s comment, we will revise our future filing as follows:
The Company has not recognized any loss accrual for the litigation disputes as the Company believes that it is probable that it would be successful on resolution of the litigation. The maximum total loss relating to these disputes would be US$124,000 excluding any interest and penalty which amount cannot be reasonably estimated.
Company Acknowledgment
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any remaining questions or comments relating to the above, please contact the undersigned. Thank you very much for your consideration of this matter.
Yours Sincerely
/s/ Jayesh Sanghrajka
Jayesh Sanghrajka
Vice President — Finance
Rediff.com India Limited